Mail Stop 0308

      March 21, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Kenneth J. Robinson
Executive Vice President & Chief Financial Officer
Corning Natural Gas Corporation
330 W William Street
P.O. Box 58
Corning, New York 14830

	RE:	Form 10-KSB for the Fiscal Year Ended September 30, 2004
		Form 10-QSB for the Quarter Ended December 31, 2004
      File No. 0-643

Dear Mr. Robinson:

		We have reviewed your filings and have the following comments which should be complied with in future filings. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended September 30, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

2. Please consider inserting page numbers in your filing.

3. Under Rule 12b-13 of the Exchange Act, reports must contain the number and caption of all items required by the applicable form, and if an item is inapplicable, a statement to that effect shall be made.
Please include the information required by Item 8B or include the number and caption of the item and a statement that the item is inapplicable.

4. We note that Item 13 and Item 14 are included in Part IV.
These
items should be included in Part III.  Please revise or advise.

Item 1 - Description of Business
(a)  Business Development
Subsequent Event

5. You have incorporated your financial statements and MD&A in to your Form 10-KSB. You state that a further discussion of the subsequent event appears in the Letter to Shareholders section of this report. The Letter to Shareholders is included in your 2004 annual report to shareholders but is not incorporated by reference.
Please revise.

Part IV
Item 13 - Exhibits and Reports on Form 8-K
(a) Exhibits

6. Please include Exhibit 31 and Exhibit 32 in the Index to
Exhibits.
See Item 601(a) of Regulation S-B.

7. Please specifically identify each exhibit incorporated by reference and filed with the form. For example, you should label your 2004 annual report to shareholders as Exhibit 13 and include a heading that indicates the exhibit is your "2004 Annual Report to Shareholders."

8. Please identify each management contract or compensation plan or arrangement in the exhibit index.


Item 14 - Principal Accountant Fees and Services

9. We note that the section of your Proxy Statement you incorporated by reference does not agree to the section in the Proxy Statement that contains the information required by Item 9(e) of Schedule
14A.
Rule 12(b)-23(b) of the Exchange Act requires material incorporated by reference to be clearly identified. Please revise.

Code of Ethics

10. We note you disclosed the existence of a code of ethics in Item
14. Please include the disclosure regarding your code of ethics, required by Item 406 of Regulation S-B, under Item 9 of Form 10-KSB.
If you intend to satisfy the disclosure requirement under Item 10 of
Form 8-K regarding an amendment to, or waiver from, a provision of your code of ethics that applies to your principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions by posting such information on your Internet website, disclose such intention.
Refer to Item 406 of Regulation S-B.

Signatures

11. The report must be signed by your principal executive officer, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please file an amendment containing the appropriate signatures and capacities in which the persons are signing. See General Instruction C to Form 10-KSB.

Section 302 Certification

12. The certifications required by Rule 13a-14(a) or Rule 15d-
14(a)
of the Exchange Act and filed as exhibits in accordance with Item 601(b)(31) of Regulation S-B may not be altered. For instance, the certifications are required to state that the certifying officers evaluated the effectiveness of your disclosure controls and procedures and presented in the report their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation. Please file an amendment containing the certifications of each certifying officer exactly as set forth in Item 601(b)(31) of Regulation S-B. Please also file an amendment to subsequently filed reports containing certifications that do not conform to the requirements of
Item 601(b)(31) of Regulation S-B or Regulation S-K, as applicable.


2004 Annual Report to Shareholders
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
General

13. Please revise to discuss your results of operations, financial condition and changes in financial condition for each of the last two years. The discussion should address the past and future results of operations and financial condition with particular emphasis on your prospects for the future. The discussion should also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business through the eyes of management. For example, you should:
* Include an overview that includes the most important matters on which your executives focus in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of your financial statements;
* Include a discussion of the matters appearing in your letter to shareholders rather than referring to the information discussed in the letter;
* Explain and discuss the reasons for known trends, demands, events, commitments and uncertainties that have or are reasonably likely to have a material affect on your results of operations, financial condition, liquidity and capital resources;
* Identify and discuss key performance indicators that you use to manage the business that would be material to investors;
* Include a discussion and an analysis of the business reasons for material changes in each of the line items in your statements of income, balance sheets cash flows and quantify the incremental impact of each business reason on the overall change in the line items when there is more than one business reason for a change;
* Discuss the joint proposal and its impacts on your results of operations, financial position and cash flows, including those related to incentive revenues, deferral of expenses and retention of revenues generated from production of local gas wells connected to your transmission system;
* Provide a discussion of changes in revenues and income for each segment and describe in detail the impact of regulation and changes in product and service mix; and
* Discuss the significant elements of income or loss included in other income and income from non-utility operations.
Please refer to Item 303(b)(1) of Regulation S-B and SEC Release
33-
8350. Please explain to us how you intend to modify your discussion in the future and the extent to which you agree or disagree with the points enumerated above. You should fully explain the basis for non-applicability of any of the above points.

Liquidity and Capital Resources

14. Please disclose your known cash requirements, such as commitments for capital expenditures. To the extent necessary you believe you may have to raise capital in the event you are unable to "convert much" of your short term debt then you should indicate your alternative plans in this regard. The Liquidity and Capital Resources discussion should be designed to provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. In this regard, please consider including one or more of the following:
* A discussion and analysis historical capital expenditures;
* An evaluation of the amounts and certainty of operating cash flows from your operations:
* The extent of dependence on cash flows from your unregulated operations; and
* Any uncertainties regarding your ability to rearrange your debt structure and access additional capital and financing prior to a change in long term interest rates.

15. Please disclose the terms and any significant covenants of your lines of credit, the effects of noncompliance with such covenants and the existence of cross-default provisions contained in your debt agreements.

Critical Accounting Policies

16. Please provide a more insightful, quantified analysis about the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements and provide insight into the quality and variability of information regarding financial condition and operating performance. For example, you cite gas balancing as a critical accounting policy yet it is not clear why it is a critical accounting policy and what the effect of a significant change in estimate would have on the financial statements. In addition, discuss to the extent material how accurate your estimates and assumptions for those critical accounting policies have been in the past and whether the estimates are reasonably likely to change in the future. Tell us why you do not consider the assumptions and estimates you use in accounting for your pension and other post-retirement benefit plans as critical accounting estimates. Please refer to SEC Release No. 33-8350.

Financial Statements
Condensed Consolidated Statements of Income

17. Please tell us why your consolidated statements of income are "condensed". We may have further comment.

18. Please explain your basis for titling utility income after interest expense as "utility operating income/loss". In this regard, you may want to survey how other regulated entities are defining utility operating income. Please consider revising the caption of this line item or advise.

19. Please tell us the items and their amounts included in other income for each of the periods presented.

20. Please state separately revenues, operating expenses, non-operating income and expenses, interest expense, interest income and income taxes included in income from non-utility operations for each of the periods presented on the face of the statement. Such detail may be provided in the notes to the financial statements if presentation on the face would be confusing to the reader.

21. Please present per-share amounts for income from continuing operations and net income on the face of the income statement. Please also disclose per-share amounts for discontinued operations either on the face of the statement or in the notes to your financial statements. Please refer to SFAS 128. Please confirm to us that you retroactively adjusted your computations of basic and diluted earnings per share for all periods presented to reflect stock dividends.

Consolidated Balance Sheets

22. Please disclose your allowance for uncollectible accounts receivable and accumulated amortization of debt issuance costs for each year presented or that the amounts disclosed parenthetically apply to each period. If the latter is the case, please advise why the balances did not change from 2003 to 2004.

Consolidated Statements of Cash Flows

23. It appears you have netted cash receipts and disbursements that
may not qualify for net reporting under paragraph 13 of SFAS 95.
For
example, we note that you reported realized gains and losses on sale
of marketable securities for the years presented.  However, your cash
flows from investing activities do not reflect proceeds from sale of
marketable securities.   Please advise.  We also note that you
have
netted disposals of plant, property and equipment against capital expenditures. Please separately disclose proceeds from sales of marketable securities, proceeds from disposal of plant, property and equipment, and any other investing or financing item you may have netted, including, possibly, collections on notes receivable on a gross basis unless clearly inconsequential. Please supplementally provide to us a summary of the effect of the items you have netted in reporting cash flows. In doing so, please tell us where you classified changes in income taxes recoverable through rates, deferred pension and post retirement benefits, other liabilities and deferred compensation in the statements of cash flows.

24. Please tell us why the amounts of gain on sale from discontinued operations for the periods presented do not agree to the amounts disclosed in Note (10). A reconciliation of the amounts might be useful to our understanding.


Consolidated Statements of Stockholders Equity

25. Please disclose the amount of income tax expense or benefit allocated to the minimum pension liability adjustment for each period presented either on the face or in the notes to your financial statements as required by paragraph 25 of SFAS 130.

Notes to Consolidated Financial Statements for the Years Ended
September 30, 2004 and 2003
General

26. Please disclose accumulated balances for each classification of accumulated other comprehensive income on the face of your balance sheets, in your statements of stockholders equity or in the notes to your financial statements. See paragraph 26 of SFAS 130.

27. Please disclose significant concentrations of credit risks arising from your financial instruments as required by SFAS 107.

28. We note that you have not disclosed the potential impact that recently issued accounting standards will have on your financial position and results of operations when such standards are adopted in the future. Please refer to SAB Topic 11:M. Tell us whether you evaluated the potential effects that recently issued accounting standards will have on your financial position and results of operations, the standards evaluated and the results of your evaluation. In doing so, please specifically address FASB Interpretation No. 46 (revised), FASB Staff Position No. FAS 106-1 and FASB Staff Position No. FAS 106-2. In future filings, please disclose the potential impact that recently issued accounting standards will have on your financial position and results of operations when such standards are adopted in the future. In doing so:
* Include a brief description of the new standard, the date that adoption is required and the date you plan to adopt the standard, if earlier;
* A discussion of the methods of adoption allowed by the standard and the method you expect to utilize; and
* A discussion of the impact that adoption of the standard is expected to have on your financial statements.
Please also include disclosure of pending accounting changes that you reasonably expect will have a material impact on future sales, revenues or income from continuing operations in Management`s Discussion and Analysis of Financial Condition and Results of Operations.

29. Please disclose whether you act as a conduit or collection agent for excise and similar taxes and whether you are presenting the collection and payments of the taxes on a gross or net basis. If you are presenting the taxes on a gross basis, please disclose the amounts of excise taxes included in each revenue and expense caption.

Note (1)  Summary of Significant Accounting Policies
(c)  Depreciation

30. Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12. You may do so in the statements of cash flows to the extent you separately state amortization expense.

(e)  Marketable Securities

31. Please disclose the types of securities held at the end of each
period.  If you hold both debt and equity securities, please disclose
the aggregate fair value, total gains for securities with net gains
in accumulated other comprehensive income and the total losses for securities with net losses in accumulated other comprehensive income for each type of security as required by paragraph 19 of SFAS 115. Please also disclose, if applicable, information about the contractual maturities of debt securities as required by paragraph 20 of SFAS 115. In addition, disclose your accounting policy for determining the cost of securities sold and the amounts reclassified out of accumulated comprehensive income into earnings as required by paragraph 21.b. of SFAS 115.

32. Please disclose the information required by EITF 03-1 for all investments in an unrealized loss position and for which you have not recognized other-than-temporary impairments, including:
* The aggregate amount of unrealized losses and the aggregate related
fair value of investments with unrealized losses for investments that
have been in a continuous unrealized loss position for less than
12
months and those that have been in a continuous unrealized loss position for 12 months or longer for each period presented; and
* The information that you considered in reaching the conclusion that the impairments are not other than temporary.

33. Please disclose the amount of gains and losses reclassified out of accumulated other comprehensive income on the face of your statements of stockholders equity or in the notes to your financial statements. See paragraph 20 of SFAS 130 and paragraph 21.d. of SFAS
115.

Note (2)  Information About Operating Segments

34. Please disclose total expenditures for property, plant and equipment of each segment for each period presented to the extent required by paragraph 28 of SFAS 131. Please separately disclose revenues from transportation services for each period presented as required by paragraph 37 of SFAS 131.

35. Please revise to disclose total income tax expense or benefit as required by paragraph 27.h. of SFAS 131.

36. Please revise your presentation of segment information to include subtotals for non-utility and discontinued operations or provide the reconciliations required by paragraph 32 of SFAS 131.

37. It appears to us based upon your disclosures that Foodmart Plaza was significant to you. Please provide us with your significance test pursuant to Rule 1-02(w) of Regulation S-X. Tell us whether you filed or intend to file Form 8-K to report the disposition and provide the pro forma financial information required by Items 2.01 and 9.01(b) of the form.

Note (4)  Regulatory Assets

38. It appears that you netted regulatory liabilities against regulatory assets included the deferred pension and other line item for 2004 based on your description of deferred pension and other and the amounts that comprise it. If so, please revise to separately disclose the amount of regulatory liabilities and describe their nature. Where material, please separately state each regulatory liability and miscellaneous regulatory asset and their associated balance for each period presented. In this regard, please supplementally provide to us an analysis of miscellaneous regulatory assets and regulatory liabilities included in the deferred pension and other line item for the periods presented.

39. If any portion of your regulatory assets include amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe that the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. For regulatory assets that are not currently being recovered, explain supplementally why you believe they are probable of recovery in the future. Please refer to paragraph 20 of SFAS 71.

40. Please explain to us the factors and circumstances that led to the recovery or write-off of your regulatory asset related to net deferred income taxes and tell us the line item in your income statement that includes the charge. If you recovered income taxes on a flow thru basis in 2004, please explain in detail. If such regulatory assets were offset against an income tax liability, then explain to us your basis for originally setting up the regulatory asset and what occurred in 2004 that caused reversal. We may have further comment.

Note (5)  Long-Term Debt

41. Please disclose the fair value of debt instruments and the methods and significant assumptions used to estimate their values as required by paragraph 10 of SFAS 107.


Note (7)  Income Taxes

42. Please disclose the amount of income tax expense or benefit allocated to income from non-utility operations, discontinued operations and other comprehensive income for each period presented.
See paragraph 46 of SFAS 109.

43. Please provide to us a reconciliation of the change in net deferred income tax liability to your provision for deferred income taxes for the periods presented. In doing so, please summarize the differences between your deferred income tax provision and the amount of deferred income taxes disclosed as an adjustment in your statements of cash flows for each period.

44. Other deferred income tax liabilities appears material.
Please
separately disclose the significant components and their amounts included in other deferred tax liabilities for the periods presented.

Note (8)  Pension and Other Post-Retirement Benefit Plans

45. Please disclose the information required by SFAS 132(R). In particular, disclose:
* the information about plan assets for each period presented;
* the accumulated benefit obligation for each period presented;
* the benefits, as of the date of your most recent balance sheet, expected to be paid in each of the next five years and in the aggregate for the five fiscal years thereafter;
* your estimate of contributions expected to be paid to the plans during the next fiscal year;
* the amount included in other comprehensive income in each period arising from the change in the additional minimum pension liability recognized on a gross of tax basis; and
* the measurement dates used to determine pension and other post retirement benefit measurements.

46. Please provide to us a reconciliation of your accrued pension and post-retirement liabilities to the amounts reflected in your balance sheets for the periods presented. In doing so, please reconcile the difference between the balances you report as the difference between net periodic pension expense and financial reporting/regulatory expense to the amounts disclosed in Note 4. Please explain to us how the amounts of pension and post-retirement assets and liabilities recognized are reflected in your balance sheets for the periods presented.

47. Please disclose how you calculate the market related value of plan assets.


Note (9)  Commitments

48. We note that the prices of your short-term gas purchase agreements are based on various indices. Please tell us whether you have designated the contracts as normal purchases and documented your basis for those designations, the various indices that your prices are based upon and why the indices are clearly and closely related to gas purchased under the terms of the agreements. Tell us whether the terms of any of your capacity and gas purchase agreements contain volumetric optionality features, or permit net settlement as described in paragraphs 9(a) and 57(c)(1) of SFAS 133. If so, please provide us with a description of the relevant terms.

49. Please disclose the amount of the fixed and determinable portion of your obligation for contracted capacity as of the date of your latest balance sheet in the aggregate and for each of the five succeeding fiscal years as required by paragraph 7 of SFAS 47.

Summary of Financial and Operating Statistics

50. Your placement of the above schedule suggests it is encompassed by the auditor`s report. If this is not the case, then such information should be removed from the financial statements.

51. We note that net utility operating income excludes interest expense and that income from discontinued operations is included in non-utility earnings. Please revise the classification of these items to correspond to the classifications in your consolidated statements of income.

52. We note that you disclosed as a footnote the stock dividend paid in fiscal year 2004. To the extent you have paid stock dividends in any other quarter presented please indicate such or advise why your statement of shareholders equity indicates you have stock dividends in fiscal 2003 and 2004 while this table suggests one year has been omitted.

Report of Independent Registered Accounting Firm

53. You are required to file an audited balance sheet as of the end
of the most recent fiscal year and audited statements of income, cash
flows and changes in stockholders` equity for each of the two fiscal
years preceding the date of such audited balance sheet.  See Item
310
of Regulation S-B. You provided an additional balance sheet for the prior comparative year. Please file an amendment in accordance with
Rule 12b-15 of the Exchange Act to include the accountant`s report that cover the financial statements for all periods presented and meeting the requirements of Rule 2.02 of Regulation S-X. In doing so, please file currently dated and signed certifications required by
Item 601(b)(31) and (32) of Regulation S-B as exhibits.

Form 10-QSB for the Quarter Ended December 31, 2004

General

54. A company is defined as a small business issuer for purposes of using Form SB-2, Form 10-KSB and Form 10-QSB when it meets the criteria set forth in Item 10(a)(1) of Regulation S-B. Once a small issuer exceeds the revenue limit in Item 10(a)(1)(i) of Regulation S-
B for two consecutive years it is no longer considered to be a small business issuer. The determination as to the reporting category of a reporting company is made at the end of its fiscal year and that determination governs all reports relating to the next fiscal year.
See Item 10(a)(2) of Regulation S-B. We note that your consolidated revenues exceeded $25 million for the last two consecutive years. Please tell us why you are eligible to use Form 10-QSB for the period. Alternatively, please file your quarterly report on Form 10-
Q.

Part I Financial Information
Item 1 Financial Statements
Consolidated Balance Sheets

55. We note you have separately disclosed certain assets and liabilities of discontinued operations. Please tell us why assets of discontinued operations differ from the amounts reported in the Segment Overview in Management`s Discussion and Analysis. Please also tell us whether you recognized a loss for any write-down of the assets of Tax Center to fair value less costs to sell and, if so, the amount of the loss recognized.

Notes to Consolidated Financial Statements

56. Please disclose the segment information required by paragraph
33
of SFAS 131.

Part II - Other Information
Item 6 - Exhibits

57. Please include all of the exhibits required by Item 601 of Regulation S-B or Regulation S-K as applicable.

Signatures and Certifications

58. Please note that your Section 906 certification refers to the incorrect period. Please revise.

59. It appears that you included lines on the signature section of Form 10-QSB and on the certifications for the typed signatures required by Rule 12b-11(d) of the Exchange Act. Please tell us whether you intended to include the typed signatures or why they are not required. If you intended to include the typed signatures, please file an amendment to include the required signatures and revised certifications or include the signatures and required certifications in Form 10-Q filed in response to our comments.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson, Staff Accountant, at (202) 942-1935 or, in his absence, to the undersigned at (202) 942-1885.

							Sincerely,



								Jim Allegretto
								Senior Assistant Chief
Accountant

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March 21, 2005
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